FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Further Restructures Bridge Loans

April 1, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has reached an agreement with its bridge lenders for a further restructuring that provides an additional US $200,000 of funding to the Company.  This additional advance is being provided by the senior bridge loan lender and will be used to fund upcoming property payments, critical audit, regulatory and filing fees, as well as allow the company to continue to seek alternatives to its funding difficulties as further described in the March 20, 2009 news release.

This restructuring also suspends the monthly payment of interest to the two bridge loan lenders that was to have commenced on April 1, 2009, and the payment of a 3% extension fee that had been due on March 31, 2009.  Under the revised documents, these interest and extension fee payments are being capitalized and added to the principal amounts due on the July 15, 2009 maturity date.  Under this restructuring, and following this additional loan advance, the amounts that will be due to the senior and subordinated bridge lenders on July 15, 2009 are US $2.78 million and US $2.25 million respectively.  As consideration for the above, the senior bridge lender will be receiving cash fees of $35,000 along with 1 million common shares of the Company and 500,000 warrants to purchase common stock of the Company for a two year period at a price of C $0.14/share.

The foregoing is subject to regulatory approval.

 “Steve Manz”

Steve Manz, President and CEO

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company.  The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in southern Idaho, a 93% interest in the Golden Summit gold project outside Fairbanks, Alaska, and near the Fort Knox gold mine, a 100% interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska, and has an exploration agreement with option to lease the Vinasale gold project in central Alaska.

For further information:

Mark Feeney – Investor Relations

1.604.786.2587

mfeeney@freegoldventures.com